UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 597,195 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 597,195 (1)
	10.	Shared Dispositive Power 1,534,399 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 320,914 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 926,146 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 35,689,708 Class A Shares outstanding as of April 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on May 3, 2019, and 1,247,060 Class B Shares outstanding as of May 10, 2019, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

CUSIP No. 81752R100

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 597,195 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 597,195 (1)
	10.	Shared Dispositive Power 1,534,399 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 320,914 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 926,146 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 35,689,708 Class A Shares outstanding as of April 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on May 3, 2019, and 1,247,060 Class B Shares outstanding as of May 10, 2019, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 597,195 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 597,195 (1)
	10.	Shared Dispositive Power 1,534,399 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 320,914 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 926,146 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 35,689,708 Class A Shares outstanding as of April 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on May 3, 2019, and 1,247,060 Class B Shares outstanding as of May 10, 2019, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,131,594 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 597,195 (1)
	10.	Shared Dispositive Power 1,534,399 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,131,594 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 320,914 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Includes 926,146 Class B Shares, which are non-economic voting shares that are not entitled to any dividends or distributions, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(3)

Based upon 35,689,708 Class A Shares outstanding as of April 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on May 3, 2019, and 1,247,060 Class B Shares outstanding as of May 10, 2019, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

The Reporting Persons are filing this Amendment to report (i) a distribution by Partners of Class A Shares on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners, (ii) a distribution by Partners of OP Units on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners, and (iii) the surrender by Partners of Class B Shares to the Issuer pursuant to the terms of the Exchange Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 14, 2019, the Reporting Persons may be deemed to beneficially own the Common Shares of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	2,131,594	(1)(2)	5.8	%(3)	597,195	(1)	0	597,195	(1)	1,534,399	(2)
RBS Partners, L.P.	2,131,594	(1)(2)	5.8	%(3)	597,195	(1)	0	597,195	(1)	1,534,399	(2)
ESL Investments, Inc.	2,131,594	(1)(2)	5.8	%(3)	597,195	(1)	0	597,195	(1)	1,534,399	(2)
Edward S. Lampert	2,131,594	(1)(2)	5.8	%(3)	2,131,594	(1)(2)	0	597,195	(1)	1,534,399	(2)

(1)

This number includes 276,281 Class A Shares and 320,914 Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”), held by Partners, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units of the Operating Partnership. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(2)

This number includes 608,253 Class A Shares and 926,146 Class B Shares held by Mr. Lampert, but does not include the number of Class A Shares that may be issued to certain of the Reporting Persons upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(3)

This is based upon 35,689,708 Class A Shares outstanding as of April 30, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, that was filed by the Issuer with the SEC on May 3, 2019, and 1,247,060 Class B Shares outstanding as of May 10, 2019, as confirmed by the Issuer in connection with the surrender by Partners of Class B Shares to the Issuer in accordance with the Exchange Agreement.

(c)

Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“As a result of the distribution of OP Units by Partners on May 10, 2019, pursuant to Section 5.3 of the Exchange Agreement, Partners was required to surrender to the Issuer an aggregate of 75,305 Class B Shares. This description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.6 of the Schedule 13D filed by the Reporting Persons on January 4, 2017.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on July 17, 2016).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on July 17, 2016).

99.3	Agreement of Limited Partnership of Seritage Growth Properties, L.P., dated July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.4	Registration Rights Agreement, dated as of July 7, 2015, by and among Seritage Growth Properties, ESL Partners, L.P., Edward S. Lampert and solely for purposes of Section 7.1, Seritage Growth Properties, L.P. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.5	Articles of Amendment and Restatement of Seritage Growth Properties (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on July 10, 2015).

99.6	Exchange Agreement, dated as of June 26, 2015, by and among Seritage Growth Properties, Seritage Growth Properties, L.P., ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 2, 2015).

99.7	Senior Unsecured Term Loan Agreement, dated as of February 23, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, and JPP II, LLC, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 24, 2017).

99.8	Senior Unsecured Term Loan Agreement, dated as of December 27, 2017, among Seritage Growth Properties, L.P., Seritage Growth Properties, JPP, LLC, JPP II, LLC and Empyrean Investments, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 28, 2017).

99.9	Rule 10b5-1(c) Plan, dated March 28, 2019, by ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.9 to the Schedule 13D filed on March 28, 2019).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF SERITAGE

GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Class A Shares, Class B Shares or OP Units Disposed	Price Per Class A Share, Class B Share or OP Unit
ESL Partners, L.P.	05/10/2019	Pro Rata Distribution of OP Units to Redeeming Limited Partners (the “May 2019 OP Unit Distribution”)	1,145,735 (1)	$0
ESL Partners, L.P.	05/10/2019	Pro Rata Distribution of Class A Shares to Redeeming Limited Partners	64,829 (2)	$0
ESL Partners, L.P.	05/10/2019	Surrender of Class B Shares to the Issuer (3)	75,305 (4)	$0

(1)

Represents limited partnership interests (“OP Units”) of Seritage Growth Properties, L.P. (the “Operating Partnership”). Pursuant to the agreement of limited partnership of the Operating Partnership, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of Seritage Growth Properties (the “Issuer”), Class A common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class A Shares”) at the rate of one Class A Share for each OP Unit redeemed.

(2)	Represents Class A Shares.
(3)

Pursuant to Section 5.3 of that certain Exchange Agreement, dated as of June 26, 2015, by and among Edward S. Lampert, ESL Partners, L.P. (“Partners”), the Issuer and the Operating Partnership, and filed as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons on January 4, 2017, as a result of the May 2019 OP Unit Distribution, Partners was required to surrender to the Issuer 75,305 Class B common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class B Shares”).

(4)	Represents Class B Shares.